

Annual Report for xCraft Enterprises, Inc. ("xCraft Enterprises, Inc.")

xCraft Enterprises, Inc. ("xCraft Enterprises, Inc.," the "Company," "we," or "us"), is a Delaware C-Corp incorporated on February 29, 2017.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by PicMii Crowdfunding LLC ("PicMii"), which is not a registered broker-dealer. PicMii does not give investment advice, endorsement, analysis or recommendations with respect to any securities. Neither PicMii nor any of its officers, directors, agents or employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document. No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES

ABOUT THIS FORM C-AR:
You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

All regulation CF offerings are conducted through PicMii Crowdfunding LLC, a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities, contact PicMii Crowdfunding LLC:

support@picmiicrowdfunding.com

PicMii does not make investment recommendations and no communication through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

Cautionary Note Concerning Forward-Looking Statements

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating

and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward- looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website as

https://xcraft.io/

The Company must continue to comply with the ongoing reporting requirements until:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the Company liquidates or dissolves its business in accordance with applicable state law.

The Company

Name and Address:

xCraft Enterprises, Inc.

2301 Coeur d'Alene Ave.

Coeur d'Alene, ID 83814

Eligibility

The following are true for xCraft Enterprises, Inc.:

1. Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
2. Not Subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
3. Not an investment company registered or required to be registered under the Investment Company Act of 1940.
4. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer Format).
5. Has filed with the Commission and provided investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
6. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
No.

Directors, Officers and Promoters of the Company

The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

Employee Name and Title

JD Claridge | President

Employee Background / 3-Year Work History

JD Claridge's current primary role is with the Issuer, xCraft Enterprises, Inc.

xCraft Enterprises, Inc. | President, Chief Executive Officer, Chief Financial Officer, Treasurer, and Director | February 1st, 2017 – Present

Responsibility at Issuer:

Managing the company. His salary is $180k per year.

Principal Security Holders

Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control - as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Principal Security Holder Name

JD Claridge

Securities

2,333,007

Security Class

Class A Voting Common Stock

Voting Power

45.7%

Business and Anticipated Business Plan

Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Company Overview

xCraft Enterprises, Inc. is a US drone company founded in September of 2014. Our mission is to develop powerful flying robots that change the world. We have a passion for technology, a passion for flight, and a passion for doing good in the world.
We believe there is a need for quality, American-made drones at cost-competitive prices. We

also believe there is a need for advanced technologies to support the upcoming Urban Air Mobility (UAM) space.

Business Model
We are heavily R&D-focused Our business model is two-fold: We develop new UAV solutions for customers on a contract basis, and we develop, license, and sell our own products.

Business Evolution
We have evolved from a strict product focus to an application focus. We let the market need drive our development. Broadly, we develop autonomous flight solutions for five different verticals:

1. **Public Safety/Security**
2. **Geo-Spatial/Agriculture**
3. **Energy**
4. **Government/Military**
5. **Urban Air Mobility**

Sales and Distribution
We generate revenue through two channels - custom development and direct sales.
When we develop new technology for a contract customer, we seek to maintain our rights in the designs and other intellectual property so we can produce and sell the end product through other channels. Our primary sales strategy is B2B and B2G(Government) although some B2C still exists.

Products
Existing products:

- Shadow - Tethered UAS
- X2Q - Hybrid VTOL
- Maverick-Small tactical ducted-rotor UAS
- PANADRONE
- Matris SE
- Matrix Mapper RTK
- Nano One

Products in Development

KesTRL - Extended Range Hybrid VTOL

Intellectual Property

We hold United States trademarks for "xCraft," "X PlusOne" and "PhoneDrone Ethos," and have pending trademark applications for "Matrix", "Aspire" and "PANADRONE".

We have been issued the following United States patents over various aspects of our technology:

1. High-Speed VTOL Multirotor Aircraft (Patent No. US 9,994,313)
2. UAV With Detachable Computing Device (Patent No. US 9,738,380)
3. UAV With Detachable Computing Device (Patent No. US 10,479,500)

We have a pending patent application for a UAV Vehicle Mounted Drone Port, Drone, and Integrated Communication System (Application No. 62/739,472).

Corporate History

We were formed as an Idaho limited liability company named Xcraft Enterprises, LLC, on September 23, 2014, and converted into a Delaware corporation on February 28, 2017.

Competitors and Industry

There are several companies that build and sell competing UAS products. Most notable among them is Chinese-based, DJI. DJI's products serve mostly the consumer market but also several key verticals in the commercial space including public safety and cinematography. DJI has recently struggled to overcome a broad distrust, especially in the US and (Non-Chinese) government markets over security and privacy issues. We see this as an opportunity to capitalize since our products are developed and manufactured in the USA.

Another, more direct US competitor is Skydio. Skydio builds UAS products with advanced obstacle avoidance and image tracking capability. These vehicles serve a target niche in the consumer and public safety space. Other con1petitors include France-based Parrot, AeroVironment, and Birds Eye View Robotics.

The global unmanned aerial vehicle (UAV) market was valued at USD 18,857.47 million in 2018 and is expected to reach USD 36,661.34 million in 2026, growing at a CAGR of 8.59% during the forecast period.

Current Stage and Roadmap

xCraft made tremendous leaps in 2021 and is continuing that momentum by bringing on new distributors, launching numerous new drones into the market, securing new partnerships, and even achieving a 198% increase in sale revenue over 2020. We are currently in the process of growing our team, expanding our space, and much more to fulfill these large orders and solidify our identity as America's Drone Company.

Coming up this year, we plan to branch out even further, combining our technology with other groundbreaking companies on land, water, and air! Flying cars are not too far out of our reach, and we are rapidly taking large strides to bring this to fruition.

The company plans to add several new key positions in Sales, Marketing, Customer Service, and Engineering in the coming year. We are also in the process of forming at least one Joint Venture (JV) partnership with a complementary technology company this year. We have been able to lay out a roadmap for our Urban Air Mobility strategy and plan to begin rolling that out in 2022.

Risk Factors

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

There is an ongoing outbreak of a novel and highly contagious form of coronavirus ("COVID-19"), which the World Health Organization declared a global pandemic on March 11, 2020. The outbreak of COVID-19 has caused a worldwide public health emergency with a substantial number of hospitalizations and deaths and has significantly adversely impacted global commercial activity and contributed to both volatility and material declines in equity and debt markets. The global impact of the outbreak is rapidly evolving, and many national, state, and local governments have reacted by instituting mandatory or voluntary quarantines, travel prohibitions and restrictions, closures or reductions of offices, businesses, schools, retail stores, restaurants, and other public venues and/or cancellations, suspensions and/or postponements of certain events and activities, including certain non-essential government and regulatory

activities. Businesses are also implementing their own precautionary measures, such as voluntary closures, temporary or permanent reductions in work force, remote working arrangements and emergency contingency plans.

Such measures, as well as the general uncertainty surrounding the dangers, duration, and impact of COVID-19, are creating significant disruption to supply chains and economic activity, impacting consumer confidence and contributing to significant market losses, including by having particularly adverse impacts on transportation, hospitality, healthcare, tourism, sports, entertainment and other industries dependent upon physical presence. Technological infrastructure has, and will likely continue to be, strained for so long as mandatory or voluntary quarantines are instituted, which will change, and potentially disrupt, the operations of the Company. As COVID-19 continues to spread, potential additional adverse impacts, including a global, regional or other economic recession of indeterminate duration, are increasingly likely and difficult to assess and, if the spread of COVID-19 is prolonged, it could adversely affect many economies, global financial markets and the Company even after COVID- 19 is contained.

The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on many factors, all of which are highly uncertain and cannot be predicted. Those factors include the duration and scope of the resulting public health emergency; the extent of any related restrictions implemented; the impact of such public health emergency on overall supply and demand, goods and services, investor liquidity, consumer confidence and levels of economic activity; and the extent of its disruption to important global, regional and local supply chains and economic markets. The effects of the COVID-19 pandemic may materially and adversely impact the value, performance and liquidity of the Company.

In addition, COVID-19 and the resulting changes to global businesses and economies likely will adversely impact the business and operations of the Company and therefore the business and operations of the Company. Certain businesses and activities may be temporarily or permanently halted as a result of government or other quarantine measures, voluntary and precautionary restrictions on travel or meetings and other factors, including the potential adverse impact of COVID-19 on the health of key personnel.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may require a significant pivot in strategy and execution, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenue, as well as the inherent business risks associated with our Company and present and future market conditions.

The Company's success depends on the experience and skill of its manager and other key personnel.

In particular, we are dependent on our managers. The loss of the Managers, the Principals or any other key personnel could harm the Company's business, financial condition, cash flow and performance. Accordingly, you should not invest in the Company unless you are willing to entrust all aspects of the management of the Company and the investment decisions we make on the behalf of the Company.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non- competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success and will be critical to our success as we form and advise new markets. Any incident that erodes confidence in our brand could significantly reduce the Company's value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correct.

Risks Related to the Offering

The U.S. Securities and exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering â€" it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Although Investors will have no right to voluntarily withdraw capital from the Company or withdraw their Securities, in certain circumstances they may be forced to withdraw from the Company.

An Investor may be forced to withdraw from the Company if the Company reasonably determines that it is necessary or desirable to do so in order to comply with applicable law or

regulations, or to avoid a material adverse effect on the Company or the other holders of securities in the Company.

Investors will have no right to control the Company's operations.

The Investors will have no opportunity to control the day-to-day operations of the Company, including, without limitation, the investment and disposition decisions of the Portfolio Companies. In order to safeguard your limited liability for the liabilities and obligations of the Company, you must rely entirely on the Manager and Principals to conduct and manage the business affairs of the Company

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Company may never undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never undergo a liquidity event such as a repurchase of the Securities by the Company, a sale of the Company or an initial public or coin offering. If a liquidity event does not occur, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities have no voting rights or ability to direct the Company or its actions.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company may issue additional equity to third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional

financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

The Securities may be substantially different from other equity securities offered or issued by the Company.

The Securities may be materially different from the other equity securities of the Company in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. The Securities may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred membership interests, have been paid in full. Neither holders of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

Description of Issuer's Securities

What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Amount Authorized	Amount Outstanding	Reserved Options	Reserved Warrants	Voting Rights
Class A Voting Common Stock	5,000,000	4,146,668	413,418*	207,000*	Yes
Common B Non-Voting Common Stock	5,000,000	1,246,907	0	7,000*	No
Preferred	2,000,000	0	N/A	N/A	N/A

*Already included in value for "Amount Outstanding".

How does the issuer value it's company? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

Current Valuation: $49,011,772.8

The securities being offered are valued at the issuer's discretion. The Company has released multiple new products, eliminating most debt, launching a concerted B2B sales strategy, and breaking ground in the design of eVTOL technology. The Company is even better positioned to take advantage of the potential in the Urban Air Mobility Market as well as capitalize on their new "bread and butter" drone division. The US drone Market has increased with new opportunities due to procurement restrictions put on Chinese companies due to security vulnerabilities. The market share of the largest Chinese companies dropped from 74% in 2018 to 54% in 2021 (Source: Bloomberg). The market is growing and DJI's drop is opening up more potential. This opens yet another door for "America's Drone Company" to capture significant market share. For example, even if xCraft is only able to capture 3% of DJI's loss in 2022, there is a $60M potential.

The Company has set its valuation internally without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed all outstanding options and warrants are exercised.

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain degree of guesswork. Any of these methods, plus others, may be used to determine valuation in the future:

Liquidation Value - The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment would go down.

Describe the material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
US Bank	$50,000	5.99%	December 6th, 2027
Small Business Administration – Economic Injury Disaster Loan	$199,800.00	3.75%	September 1st, 2048
US Bank Line of Credit	$39,669.00	13%	Revolving LOC
STCU	$30,631	2.99%	July 29th, 2027

24. What other exempt offerings has the Company conducted within the past three years?

We have made the following issuances of securities within the last three years:

Name: Class B Common Stock Type of security sold: Equity Final amount sold: $2,211,535.21
Number of Securities Sold: 280,820
Use of proceeds: Operations, Marketing, R&D
Date: December 28, 2021
Offering exemption relied upon: Regulation A+

Name: Class B Common Stock Type of security sold: Equity Final amount sold: $1,065,807.04
Number of Securities Sold: 299,834
Use of proceeds: Operations, Marketing, R&D
Date: March 06, 2020
Offering exemption relied upon: Regulation CF

Name: Class B Common Stock Type of security sold: Equity Final amount sold: $66,511.59
Number of Securities Sold: 7,251
Use of proceeds: Operations, Marketing, R&D
Date: August 2nd, 2022
Offering exemption relied upon: Regulation CF

Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. **Any director or officer of the issuer;**
2. **Any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
3. **If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
4. **Any immediate family members of any of the foregoing persons.**

On July 31st, 2017, the Company entered into a promissory note in which the Company loaned $86,000 to one of the Company's Officers for personal use. The note was amended on July 26, 2018 to accrue interest on the unpaid balance at a rate of 2% per annum beginning July 31st, 2017. The full balance of this note including accrued interest and late fees is due payable December 31st, 2023. As of December 31st, 2022 and 2021, $67,655 and $67,655 of this note was due by the company.

Financial Condition of the Issuer

Does the issuer have an operating history?

xCraft made tremendous leaps in 2021 and is continuing that momentum by bringing on new distributors, launching numerous new drones into the market, securing new partnerships, and even achieving a 198% increase in sale revenue over 2020. We are currently in the process of growing our team, expanding our space, and much more to fulfill these large orders and solidify our identity as America's Drone Company.

Coming up this year, we plan to branch out even further, combining our technology with other groundbreaking companies on land, water, and air! Flying cars are not too far out of our reach, and we are rapidly taking large strides to bring this to fruition.

The company plans to add several new key positions in Sales, Marketing, Customer Service, and Engineering in the coming year. We are also in the process of forming at least one Joint Venture (JV) partnership with a complementary technology company this year. We have been able to lay out a roadmap for our Urban Air Mobility strategy and plan to begin rolling that out in 2022.

Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Revenue

For the 2022 Annual Period, our revenue was $5,285, compared $179,560, for the 2021 Annual Period. The decrease in revenue during 2022 is primarily due to the focus on technology development in 2022.

Cost of Revenue

For the 2022 Annual Period, our cost of sales was $10,464, compared to $58,926, for the 2021 Annual Period. The decrease in cost of sales for the 2022 Annual Period, primarily resulted from fewer products being manufactured given the focus on technology development.

Gross Margins

For the 2022 Annual Period, our gross loss was $5,180 compared to a gross profit of $120,634 for the 2021 Annual Period. The decrease in gross profit for the 2022 Annual Period, primarily resulted from our focus on technology development.

Expenses

Our operating expenses consist of general and administrative expenses, sale and marketing expenses, and research and development expenses. For the 2022 Annual Period, our operating expenses were $642,057, including, $588,679 for general and administrative expenses, $28,752 for sales and marketing expenses, and $24,608 for research and development expenses.

For the 2021 Annual Period, our operating expenses were $617,559 including, $552,022 for general and administrative expenses, $54,387 for sales and marketing expenses, and $11,150 for research and development expenses. The significant decrease in our operating expenses resulted primarily from a reduction of staff and payroll expenses during 2021.

Historical results and cash flows:

The Company is currently in the initial production stage and is revenue-generating. During the year of 2022, we shifted the company focus from sales of existing products to research and development of new and/or improved technology. This had a significant cooling effect on revenue and profitability. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the company has resumed its focus on sales.

On December 31, 2022, how much available cash did the Company have?
$24465

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)
xCraft is currently raising through an additional Regulation Crowdfunding campaign on PicMii Crowdfunding.

Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.
See Exhibit A

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
   i. In connection with the purchase or sale of securities?
   ii. Involving the making of any false filing with the commission?
   iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?
2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information**

required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. In connection with the purchase or sale of any security?

ii. Involving the making of any false filing with the Commission?

iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. At the time of the filing this offering statement bars the person from:

   1. Association with an entity regulated by such commission, authority, agency or officer?
   2. Engaging in business of securities, insurance, or banking?
   3. Engaging in savings association or credit union activities?

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor or funding portal?

ii. Places limitations on the activities, functions or operations of such person?

iii. Bars such person from being associated with any entity or from participating in the offering of any penny stock?

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisors Act of 1940 or any other rule or regulation thereunder?

ii. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange

or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

xCraft Enterprises, Inc. answers 'NO' to all of the above questions.

All officers and directors that were required to sign the Form C are also required to sign the Form C-AR (even if those individuals are the same person s/he still has to sign in those capacities).

Pursuant to the requirements Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned. By entering your name and pressing submit below, you are certifying under penalty of perjury under the laws of the United States of America, 28 U.S.C. § 1746, that the foregoing information provided by you on behalf of the company is true and complete in all material respects, to the best of your knowledge, information, and belief and that you are legally authorized to make the foregoing certification on behalf of the company. The name(s) entered below will be used as your signature(s) for the Annual Report. Furthermore, you represent that the information provided above complies with the ongoing reporting requirements of Regulation Crowdfunding and acknowledge that the company is liable for any errors, omissions, or misstatements and that the information you are submitting is not being reviewed or approved by StartEngine.

Company Legal Name
xCraft Enterprises, Inc.

Issuer Signature
JD Claridge
Issuer Title
CEO

Signature Persons
All officers and directors that were required to sign the Form C are also required to sign the Form C-AR (even if those individuals are the same person s/he still has to sign in those capacities).

Exhibit A

I, JD Claridge, the CEO of xCraft Enterprises, Inc., hereby certify that the financial statements of xCraft Enterprises, Inc. and notes thereto for the periods ending December 31, 2021 and December 31, 2022 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

xCraft Enterprises, Inc. has not yet filed its federal tax return for 2022.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 28, 2023.



_____ (Signature)

_____CEO_____ (Title)

_____April 28, 2023___(Date)

XCRAFT ENTERPRISES, INC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2022 and 2021

XCRAFT ENTERPRISES, INC
Index to Financial Statements
(unaudited)

XCRAFT ENTERPRISES, INC.
BALANCE SHEETS
DECEMBER 31, 2022 AND 2021
(unaudited)

xCraft Enterprises, Inc.

Balance Sheet

As of December 31, 2022

	TOTAL	
	AS OF DEC 31, 2022	AS OF DEC 31, 2021 (PY)
ASSETS		
Current Assets		
Bank Accounts	$24,464.72	$58,276.62
Accounts Receivable	$0.00	$3,904.50
Other Current Assets	$185,947.69	$95,454.82
Total Current Assets	**$210,412.41**	**$157,635.94**
Fixed Assets	$119,970.06	$117,574.64
Other Assets	$70,293.50	$70,293.50
TOTAL ASSETS	**$400,675.97**	**$345,504.08**
LIABILITIES AND EQUITY	**$400,675.97**	**$345,504.08**

xCraft Enterprises, Inc.

Profit and Loss

January - December 2022

	TOTAL	
	JAN - DEC 2022	JAN - DEC 2021 (PY)
Income	$5,284.55	$179,560.08
Cost of Goods Sold	$10,463.93	$58,926.08
GROSS PROFIT	$ -5,179.38	$120,634.00
Expenses	$618,659.71	$617,558.65
NET OPERATING INCOME	$ -623,839.09	$ -496,924.65
Other Income	$394.11	$104,244.42
Other Expenses	$18,612.12	$18,612.12
NET OTHER INCOME	$ -18,218.01	$85,632.30
NET INCOME	$ -642,057.10	$ -411,292.35

xCraft Enterprises, Inc.

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-642,057.10
Adjustments to reconcile Net Income to Net Cash provided by operations:	-25,204.43
Net cash provided by operating activities	$ -667,261.53
INVESTING ACTIVITIES	$ -21,007.54
FINANCING ACTIVITIES	$654,457.17
NET CASH INCREASE FOR PERIOD	$ -33,811.90
Cash at beginning of period	58,276.62
CASH AT END OF PERIOD	$24,464.72

xCraft Enterprises, Inc.

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-411,292.35
Adjustments to reconcile Net Income to Net Cash provided by operations:	-381,289.80
Net cash provided by operating activities	$ -792,582.15
INVESTING ACTIVITIES	$8,068.31
FINANCING ACTIVITIES	$776,145.74
NET CASH INCREASE FOR PERIOD	$ -8,368.10
Cash at beginning of period	66,644.72
CASH AT END OF PERIOD	$58,276.62

6

NOTE 1 – NATURE OF OPERATIONS

XCraft Enterprises, Inc. was formed on September 23, 2014 ("Inception") as XCraft Enterprises, LLC. On February 28, 2017, the Company converted to a Delaware Corporation. The Company's headquarters are located in Coeur d'Alene, Idaho. The financial statements of XCraft Enterprises, Inc. (the Company).
The Company has developed uniquely designed Unmanned Aerial Vehicles ("UAV" or "Drones") which are specifically engineered to deliver vertical take-off and landing, and high efficiency and speed in their in flight performance.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the sale of drones and associated components when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed

and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment.

Under ASC 718, share-based compensation cost to employees is measured at the grant dale. based on the estimated fair value of the award. and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the dale of grant using the Black - Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the value of the Company's common stock, option, or warrant on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. Stock-based compensation totaling $0 and $0 was included in general and administration expense for the years ended December 31, 2022 and 2021, respectively.

Income Taxes

The Company will be taxed as a corporation. Accordingly, the Company applies ASC 740 Income Taxes ("AS C 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Line of Credit

In March 2017, the Company entered into a line of credit agreement with a financial institution. The advances incur interest at the Wall Street Journal prime rate plus 5% per annum. (4.5% at December 31, 2021 and 2020). The principal balance of all advances, together with accrued but unpaid interest on such advances and all outstanding fees and charges, shall be payable on demand. This line of credit is secured by an interest in all of the Company's depository account balances, cash and any other property now or hereafter in the possession of or under the control of the financial institution. In addition, the Company's CEO is guarantor under the line of credit. As of December 31, 2022 and 2021, the balance for this line of credit was $39,669 and $42,734.84, respectively.

Note Payable

On February 6, 2018, the Company entered into a working capital loan for the amount of $250,000 with a term of two years and a variable interest rate based on the Wall Street Journal published daily rate plus 5% adjusted on a quarterly basis and fees of $3,750 due at closing. The loan was collateralized by a perfected second lien interest on all Company assets. The Company has drawn on all funds related to this loan. This note was paid in full as of 06/22/2022. As of December 31, 2022 and 2021, the loan has outstanding balance of $0 and $159,500, respectively.

SBA Loans

In May 2020, the Company received $111,792 in proceeds pursuant to the Payroll Protection Program. The loan was forgiven in 2021.

In June 2020, the Company received $149,900 in proceeds pursuant to a Small Business Administration Economic Injury Disaster Loan. In June of 2022, the company received an additional $50,000 on this loan. As of December 31, 2021 the loan balance was $199,800.

Note Payable

On December 7, 2022. the Company entered into a promissory note with a bank with a principal amount of $50,000 at 5.99% interest per annum with the balance and accrued interest due upon maturity of December 6, 2027 . As of December 31, 2022, the balance of this note was $50,000.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Building Lease and Sublease

On June 29, 2017, the Company entered into a lease agreement for commercial space. The term of the lease is two years commencing on October 1, 2017. The monthly base rent is $1,500 for months 1-12 and $2,726 for months 13-24. The Company also agreed to deposit the first and last month of rent in the nonrefundable amount of $4,226. As of June 30, 2022 and December 31, 2021, the future minimum lease payments relating to rent on this building are $0 and $0, respectively. Rent expense was $34,646 and $34,061 for the period ended December, 2022 and December 31, 2021, respectively.

Employment Agreement

Effective August 1, 2017, the Company entered into an agreement with the Company's Chief Executive Officer granting him an option to purchase 100,000 shares of common stock. He shall receive an option to purchase an additional 100,000 shares on August 1. 2019 and an additional 100,000 shares on August 1, 2020. Each tranche of options will have a ten (10) year life and vest monthly over a 1-year period. The initial option was granted at an exercise price of $l.70 per share. Each subsequent option shall be at the price per share of the most recent issuance of Company stock to a third-party . The option agreement will provide that if there is a change in control then all options will become fully vested immediately prior to the change in control. In the event of a change in control or termination, the Chief Executive Officer is entitled to severance pay in one lump sum. in cash. no later than the tenth (10th) day following termination, in an amount equal to three (3) times the base salary then in effect.

NOTE 5 – MEMBERS' EQUITY

Conversion of Limited Liability Company to Corporation

Pursuant to the Company's becoming a Delaware corporation effective 1, 2017, the Company had a total of 75,000,000 shares of authorized stock, with a par value $0.0001 of per share. The founders of the LLC received 3,000,000 shares of Class A Common Stock based on their pro-rata ownership in the LLC of 30,000 units.

Conversion of Limited Liability Company to Corporation (Continued)

On June 17, 2017, the Company filed amended and restated the articles of incorporation with the state of Delaware. The amended and restated articles designated that out of the 75,000,000 shares of stock authorized to be issued by the Company, 15,000,000 shares will be Preferred Stock, par value $0.0001 per share, 40,000,000 shares will be designated Class A Voting Common Stock, par value $0.0001 per share, and 20,000,000 shares shall be designated Class B Non-Voting Common Stock, par value $0.0001 per share. Except for voting rights, Class A and Class B Common Stock have identical rights and preferences.

On July 27, 2018, the Company filed a second amended and restated articles of incorporation with the state of Delaware. The second amended and restated decrease the number of shares of stock authorized to be issued by the Company to be issued by the Company to 12,000,000 consisting of 2,000,000 shares of Preferred Stock, par value $0.0001 per share, 5,000,000 shares of Class A Common Stock (..Class A Common Stock'"), par value S0.0001 per share and 5.000.000 shares of C lass B Non-Voting Common Stock ('"C lass B Common Stock"), par value $0.0001 per share. The Class A Common Stock shall be

entitled to one vote for each share on each matter voted on at the shareholders' meetings, and, except as may be otherwise required by applicable law, the Class B Common Stock shall have no voting rights and is not entitled to vote separately on a plan of merger or a plan of conversion. Except for voting rights. Class A and B Common Stock have identical rightsand preferences.

Common Stock Issuance and Sale of LLC Units

On February 14, 2017, the Company received $200,000 in proceeds from a third-party in exchange for 2,000 LLC units which converted to 200,000 shares of Class A Common Stock on March 1, 2017.

During 2017, the Company issued 17,928 shares of Class B Common Stock as compensation valued at $1.70 per share. These shares were issued for services to both an outside vendor and employees . The Company valued the common stock based on the most recent sales of common stock to third parties.

The Company commenced a Regulation Crowd funding offering through StartEnginc, a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA).

Equity Incentive Plan

On February 28, 2017, the Company authorized the 2017 Equity Incentive Plan (which may be referred to as the "'Plan"). The Company reserved 600,000 shares of its Class A Common Stock pursuant to the Plan. which pro, des for the grant of shares of stock options. stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non- employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award. As of June 30, 2021 and December 31, 2020, 107,500 shares are still available to be issued under the Plan.

Stock Options

The Company granted 272,000 stock options under the Plan to various employees with a total grant date fair value of approximately $369,208. The granted options had an exercise price of $l.70, expire in ten years, and ranged from 1 year vesting, to vesting over a five-year period. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below.

\Expected Life (years) Risk-free interest rate Expected volatility Annual dividend yield

	December 31, 2022	December 31, 2021
Expected Life (years)	5.5-6.5%	5.5-6.5%
Risk-free interest rate	2.45-2.87%	2.45-2.87%
Expected volatility	75%	75%
Annual dividend yield	0%	0%

Stock Options

The risk free interest rate assumption for granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options. The expected term of the employee stock options is calculated using the simplified method which takes into considered the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock. and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred .

A summary of the Company's stock options activity and related information is as follows:

	Number of Shares	Weighted Average Exercise Price		Weighted average Remaining Contractual Term
Outstanding at December 31, 2021	465,418	$	1.70	9.19
Granted	-		-	-
Exercised	-		-	-
Expiration/Cancelled	-		-	-
Outstanding at December 31, 2022	465,418	$	1.70	8.69
Exercisable at December 31, 2022	182,918	$	1.70	8.54
Exercisable at December 31, 2021	182,918	$	1.70	9.04

Stock option expense for the years ended December 31, 2022 and 2021 was $0 and $0, respectively. The unrecognized stock option expense is $0 and $0, respectively.

Warrants

In 2017, the Company granted 207,000 warrants to various advisors exercisable into 207,000 shares of common stock. The granted warrants had an exercise price of $0.01 to $1.70 and expire in ten years. Of the warrants issued, 7,000 vest immediately, and 200,000 vest upon options being exercised under the 2017 Equity Incentive Plan at a ratio of one (1) warrant for every four (4) shares being issued. As of December

31, 2022 and 2021, it is not probable the warrants will vest and therefore no compensation expense has been recognized. The 7,000 warrant were valued using the Black-Scholes pricing model as indicated below:

	December 31, 2022	December 31, 2021
Expected Life (years)	10	10
Risk-free interest rate	0.95%	0.95%
Expected volatility	75%	75%
Annual dividend yield	0%	0%

The warrants were valued similar to the stock options disclosed above. During the years ended December 31, 2022 and 2021, the Company expensed $0 and $0 related to these warrants respectively.

	Number of Shares	Weighted Average Exercise Price	Weighted average Remaining Contractual Term
Outstanding at December 31, 2021	207,000	$ 1.70	9.50
Granted	-	-	-
Exercised	-	-	-
Expiration/Cancelled	-	-	-
Outstanding at December 31, 2022	207,000	$ 1.70	9.00
Exercisable at December 31, 2021	7,000	$ 0.07	9.50

NOTE 6 – RELATED PARTY TRANSACTIONS

On July 31, 2017, the Company entered into a promissory note in which the Company loaned $86,000 to one of the Company's Officers for personal use. The note was amended on July 26, 2018 to accrue interest on the unpaid balance at a rate of 2% per annum beginning July 31, 2017. The full balance of this note including accrued interest and late fees is due and payable on December 31, 2023. As of December 31, 2022 and 2021, $67,655 and $67,655 of this note was due to the Company.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2022 through April 28, 2023, the issuance date of the financial statements.

The Company opened a new Reg CF campaign on PicMii in December 2022. As of April 28, 2023, $16,608 has been pledged to that campaign. The Company has not yet received any funds from this raise.

There have been no other events or transactions during this time that would have a material effect on the balance sheet.

X CRAFT ENTERPRISE, INC.

FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2021 AND 2020

XCRAFT ENTERPRISES, INC.

TABLE OF CONTENTS



15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
XCraft Enterprises, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of XCraft Enterprises, Inc. which comprise of the balance sheets as of December 31, 2021 and 2020, and the related statements of income, shareholder's equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we obtained is sufficient and appropriate to provide a basis for our audit opinion.



Opinion

In our opinion, the financial statements referred to above previously present fairly, in all material respects, the financial position of XCraft Enterprises, Inc., as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

BAS Partners LLC

Pembroke Pines, Florida
April 7 , 2022


XCRAFT ENTERPRISES, INC.

BALANCE SHEETS

DECEMBER 31, 2021 AND 2020


Assets

Current assets		2021		2020
Cash	$	58,277	$	10,465
Accounts receivables		23,467		27
Inventory		95,043		30,854
Other current asset		411		639
Total current assets		177,198		41,985
Property and equipment, net		36,928		46,841
Intangible assets, net		80,646		79,341
Related party receivables		67,243		67,655
Other assets		3,051		3,051
Total assets	$	**365,066**	$	**238,873**

Liabilities and stockholders' deficit

Current liabilities

		2021		2020
Accounts payables and accrued expenses	$	239,019	$	459,777
Deferred revenue		497,815		523,943
Line of credit		29,187		39,669
Note payable - current		-		212,032
Total current liabilities		766,021		1,235,421
Note payable - net of current		347,111		328,326
Total liabilities		1,113,133		1,563,747

Commitment and contingencies

Stockholders' Deficit

		2021		2020
Class A voting stock		353		353
Class B voting stock		149		131
Additional paid in capital		3,946,383		2,743,590
Accumulated deficit		(4,461,408)		(4,068,948)
Total stockholders' deficit		(748,067)		(1,324,874)
Total liabilities and stockholders' deficit	$	**365,066**	$	**238,873**


The accompanying notes are an integral part of these financial statements.


XCRAFT ENTERPRISES, INC.

STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

		2021		2020
Revenues	$	199,122	$	75,302
Cost of sales		59,693		88,255
Gross profit (loss)		139,429		(12,953)
Operating Expenses:				
General and administration		536,903		1,097,273
Sales and marketing		54,387		29,993
Research and development		11,150		25,854
Total operating expenses		602,440		1,153,120
Operating loss		(463,011)		(1,166,073)
Other (income)expenses:				
Interest expense		33,729		30,869
Other expense		639		37,680
Gain on settlement		-		-
Other income		(104,883)		(170,504)
Total Other (income)expenses		(70,515)		(101,955)
Net loss	$	**(392,496)**	$	**(1,064,118)**

The accompanying notes are an integral part of these financial statements.

XCRAFT ENTERPRISES, INC.
STATEMENTS OF SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

| | Class A - Common | | Class B - Common | | | | |
	Shares	Amount	Shares	Amount	Additional Paid - in - Capital	Accumulated Deficit	Total Shares Deficit
Balance at 12/31/2019	3,526,250	$ 353	944,474	$ 95	$ 2,283,641	$ (3,004,794)	$ (720,705)
Common stock issued			358,406	36	516,659	-	516,659
Common stock issuance costs					(56,710)	-	(56,710)
Net loss					-	(1,064,118)	(1,064,118)
Balance at 12/31/2020	**3,526,250**	**$ 353**	**1,302,880**	**$ 131**	**$ 2,743,590**	**$ (4,068,912)**	**$ (1,324,874)**
Common stock issued			179,279	18	1,411,492		1,411,492
Common stock issuance cost					(208,699)		(208,699)
Prior period adjustment						(233,490)	(233,490)
Net Loss						(392,496)	(392,496)
Balance at 12/31/2021	**3,526,250**	**$ 353**	**1,482,159**	**$ 149**	**$ 3,946,383**	**$ (4,694,898)**	**$ (748,067)**

The accompanying notes are an integral part of these financial statements.

XCRAFT ENTERPRISES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

	2021	2020
CASHFLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (392,496)	$ (1,064,118)
Adjustments to reconcile net loss to net cash used in operations:		
Depreciation	12,222	12,222
Amortization	6,390	6,390
Deposit written off	-	285,800
Forgiveness of debt	(220,318)	(170,504)
Prior period adjustment	(233,490)	-
Change in operating assets and liabilities		
Accounts receivables	(23,440)	47,423
Inventory	(64,189)	50,034
Accounts payables	(220,758)	284,511
Deferred revenues	(26,128)	(12,779)
Net cash used in operating activities	(1,162,207)	(561,021)
CASHFLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	-	(48,819)
Purchase of intangible assets	(1,305)	-
Related party receivables	228	777
Net cash used in investing activities	(1,077)	(48,042)
CASHFLOWS FROM FINANCING ACTIVITIES:		
Proceeds (repayments) -line of credit	(10,482)	(151,800)
Proceeds from loan	18,785	277,987
Proceeds from sale of common stock	1,411,492	516,659
Offering costs	(208,699)	(56,710)
Net cash provided by financing activities	1,211,096	586,136
Change in cash and cash equivalents	47,812	(22,927)
Cash and cash equivalents, beginning of year	10,465	33,392
Cash and cash equivalents, end of year	$ 58,277	$ 10,465
Supplemental disclosure of cash flow information		
Cash paid for interest	$ 33,729	$ 30,869

The accompanying notes are an integral part of these financial statements.

NOTE 1 –DESCRIPTION OF BUSINESS

XCraft Enterprises, Inc. was formed on September 23, 2014 ("Inception") as XCraft Enterprises, LLC. On February 28, 2017, the Company converted to a Delaware Corporation. The Company's headquarters are located in Coeur d'Alene, Idaho. The financial statements of XCraft Enterprises, Inc. (the Company).
The Company has developed uniquely designed Unmanned Aerial Vehicles ("UAV" or "Drones") which are specifically engineered to deliver vertical take-off and landing, and high efficiency and speed in their in flight performance.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The Company's financial statements presented are prepared in accordance with the accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of the financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to estimates and assumptions include the carrying value of fixed asset and accounts receivables. Actual results could differ significantly from such estimates.

Cash and cash equivalents

Cash and cash equivalents consist of demand deposits at banks and highly liquid deposits at banks with an original maturity of three months or less.

Account receivables

Accounts receivable are recorded at invoiced amounts. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable balance. The Company historically has had substantially all of their accounts receivable paid in full.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fixed asset

Fixed assets are recorded as cost. Major improvements and betterments are capitalized while maintenance, repairs and minor renewals are charged to expense as incurred. Upon sale or retirement of depreciable property, the related cost and accumulated depreciation are removed from the accounts and resulting gains or losses are recognized in operations. Depreciation is computed on the straight line method.

Inventories

Inventories consist primarily of finished good products which consist primarily of Drones. Inventories are recorded at the lower of cost or market, using the first in first out method (FIFO). As of December 31, 2021 and 2020 inventories was $95,043 and $30,854, respectively.

Intangible Assets

Intangible assets are amortized over the respective estimated lives, unless the lives are determined to be indefinite and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. Impairment testing companies compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Intangible Assets (Continued)

The Company capitalizes patent filing fees, and it expenses legal fees, in connection with internally developed pending patents. The Company also will capitalize patent defense costs to the extent these costs enhance the economic value of an existing patent. Patents are amortized over the expected period to de benefited, not to exceed the patent lives, which may be as long as 15 years. At December 31, 2021 and 2020, Intangible assets was $80,646 and $79,341, respectively. Amortization expense related to patent was $6,390 and $6,390, respectively.

Impairment of Long-Lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable.

For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value.

Software

The Company applies the principle of ASC 985-20, Software Costs of Computer Software to Be Sold. ASC 985-20 requires that software development costs incurred in conjunction with product development be charged to research and development expense until technological feasibility is established When the software is part of a product or process, not only does technological feasibility need to be established, but the associated hardware must also be out of the development stage. Software development costs include payments made to independent software developers under development agreements, as well as direct costs incurred internally. With our current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when we believe capitalized costs are not recoverable, we expense the amounts as part of cost of sales . To date, management has not capitalized any such costs.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Product Warranty Costs

The Company provides 30 day warranties only to ensure its products are free from defects in material or workmanship and is subject to the Company's return policy. We also provide an optional 6-month extended warranty on the motor. In estimating its future warranty obligations, the Company considers various relevant factors, including the Company's stated warranty policies and practices, the historical frequency of the claims and the cost to replace or repair its products under warranty. Historically, extended warranty sales have been negotiable, warranty costs have been minimal and the related expense has been recorded at the time the warranty service is performed; accordingly, no warranty reserve has been recorded at December 31, 2021 and 2020.

Accounting for Convertible Notes and Securities with Beneficial Conversion Features

The Company reviews the terms of convertible debt and equity instruments it issues to determine whether there arc derivative financial instruments, including an embedded conversion option that is required to be bifurcated and accounted for separately as a derivative financial instrument. In circumstances where a host instrument contains more than one embedded derivative instrument, including a conversion option, that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument. The discount from the face value of the convertible debt, together with the stated interest on the instrument, is amortized over the life of the instrument through periodic charges to interest expense, using the effective interest method.

Revenue Recognition

The Company has adopted Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, which amended *Revenue from Contracts with Customers (Topic 606)* of the Accounting Standards Codification. As part of the adoption of the new standard, the Company elected the following transition practical expedients:

(i) to apply the new standard only to contracts that are not completed as of January 1, 2020; and

(ii) to reflect the aggregate effect of all contract modifications prior to January 1, 2020 in identifying satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price. Because contract modifications are minimal, there is not a significant impact as a result of electing these practical expedients.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

The Company recognizes revenue related to sales of products (i) persuasive evidence of an arrangement exists. (ii} delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or detem1inable. and (iv) collectability is reasonably assured. The Company typically records revenues when the product is shipped to the customer. Taxes collected from customers and remitted to governmental authorities are presented in the statements of operations on a net basis .

Revenue recognition is deferred in all instances where the earnings process is incomplete based on the criteria listed above. Management provides for sales returns and allowances in the same period as the related revenues are recognized. Management bases their estimates on historical experience.

The Company has undertaken various pre-sale crowd funding campaigns and pre-sales through the Company's website. The pre-sale of our products through a crowd funding campaign or our website are deferred until the related product is shipped For the years ended December 31, 2021 and 2020, the Company deferred $497,815 and $523,943, respectively of such pre-sales and included this in deferred revenue in the accompanying balance sheets.

Shipping and Handling Costs

Costs incurred for shipping and handling are included in cost of sales at the time the related revenue is recognized. Amounts billed to a customer for shipping and handling are reported as an increase in revenue.

Advertising

The Company expenses the cost of advertising and promotions as incurred. Advertising expenses for the years ended December 31, 2021 and 2020 was $54,387 and $25,407.

Research and Development

We incur research and development costs during the process of researching and developing our technologies and future offerings. Our research and development costs consist primarily of third-party product design consultants. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant dale. based on the estimated fair value of the award. and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the dale of grant using the Black -Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the value of the Company's common stock, option, or warrant on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. Stock-based compensation totaling $0 and $0 was included in general and administration expense for the years ended December 31, 2021 and 2020, respectively.

Income taxes

The Company will be taxed as a corporation. Accordingly, the Company applies ASC 740 Income Taxes ("AS C 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes (continued)

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits. As of December 31, 2021 and 2020, there was $0 and $0 in excess of the FDIC limit respectively.

Risks and Uncertainties

In January 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases

The Company has adopted the provisions of Accounting Standards Codification ("ASC") 842, "Leases," and its amendments. In adopting the standard, the Company used the additional, optional transition method which allows entities to initially apply the new standard by recognizing a cumulative-effect adjustment to the opening balance of retained earnings at the date of adoption. ASC 842 establishes comprehensive accounting and financial reporting requirements for leasing arrangements, supersedes the existing requirements in ASC 840, "Leases", and requires lessees to recognize substantially all lease assets and lease liabilities on the balance sheet. Prior period amounts and disclosures were not adjusted and continue to be reported under ASC 840. In applying the new standard, there was no material impact to the financial statements.

Fair Value Measurements

The Company reports its fair value measures using a three-level hierarchy that prioritizes the inputs used to measure fair value. This hierarchy, established by GAAP, requires that entities maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs used to measure fair value are as follows:

- Level 1. Quoted prices for identical assets or liabilities in active markets to which the organization has access at measurement date.

- Level 2. Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include:

   I. quoted prices for similar assets or liabilities in active markets;
  II. quoted prices for identical or similar assets in markets that are not active;

  III. observable inputs other than quoted prices for asset or liability (for example, interest rates and yield curves); and

  IV. inputs derived principally from, or corroborated by, observable market data by correlation or by other means.
- Level 3. Unobservable inputs for asset or liability. Unobservable inputs should be used to measure the fair value to the extent that observable inputs are not available.

When available the Company measures fair value using level 1 inputs because they generally provide the most reliable evidence of fair value. The primary use of fair value measures in the financial statements is the initial measurement of cash and cash equivalents.

NOTE 3 — FIXED ASSET

		2021		2020
Furniture and fixtures	$	11,335	$	11,335
Computers and software		22,492		22,492
Tolls and equipment		34,635		34,635
Vehicles		48,670		48,670
Marketing displays		6,168		6,168
Total Fixed Asset		125,609		123,300
Accumulated Depreciation		(88,681)		(76,459)
	$	**36,928**	$	**46,841**

Depreciation expense for the years ended December 31, 2021 and 2020 was $12,222 and $12,222.

NOTE 4 — DEBT

Promissory Note

On June 30, 2017. the Company entered into a promissory note with a bank with a principal amount of $35,000 at 6.25% interest per annum with the balance and accrued interest due upon maturity of June 15, 2020. This loan was used to satisfy the balance on the line of credit for which was with the same bank. On June 12, 2020. the maturity date was extended to June 15, 2021 with monthly payments of $913. As of December 31, 2021 and 2020, $0 and $14,483 of this note is classified as short and long-term. respectively.

Revolving Loan Agreement

On December 28, 2017, the Company entered into a revolving loan agreement in which the lender agrees to lend a sum up to $100,000 from time-to-time. The unpaid principal amount of an advance shall bear interest prior to its scheduled maturity date at the prevailing market rate as agreed upon between the Lender and Borrower at the time of the Advance, 6.5% at December 31, 2017. Interest prior to the scheduled maturity date shall accrue monthly on the last day of each calendar month commencing with the first of such dates to occur after the funding date and continuing until the scheduled maturity date. This agreement shall terminate on December 31, 2020. In June of 2020, the Company received its first funds of $50,000 from this revolving loan. The revolving loan is secured by 200,000 of the Chief Executive Officers shares of Class A Common Stock common stock. As of December 31, 2021 and 2020, the Company has received $150,000 this revolving loan respectively. During the year ended December 31, 2020, the entire revolving loan was forgiven, and the Company recorded a gain on forgiveness of $150,000 in the statements of income for the year ended December 31, 2020.

NOTE 4 - DEBT (CONTINUED)

Line of Credit

In March 2017, the Company entered into a line of credit agreement with a financial institution. The advances incur interest at the Wall Street Journal prime rate plus 5% per annum. (4.5% at December 31, 2021 and 2020). The principal balance of all advances, together with accrued but unpaid interest on such advances and all outstanding fees and charges, shall be payable on demand. This line of credit is secured by an interest in all of the Company's depository account balances, cash and any other property now or hereafter in the possession of or under the control of the financial institution. In addition, the Company's CEO is guarantor under the line of credit. As of December 31, 2021 and 2020, the balance for this line of credit was $29,187 and $39,669, respectively.

Note Payable

On February 6, 2018, the Company entered into a working capital loan for the amount of $250,000 with a term of two years and a variable interest rate based on the Wall Street Journal published daily rate plus 5% adjusted on a quarterly basis and fees of $3,750 due at closing. The loan was collateralized by a perfected second lien interest on all Company assets. The Company has drawn on all funds related to this loan. As of December 31, 2021 and 2020, the loan has outstanding balance of $159,500 and $188,526, respectively.

SBA Loans

In May 2020, the Company received $111,792 in proceeds pursuant to the Payroll Protection Program. The loan was forgiven in 2021.

In June 2020, the Company received $149,900 in proceeds pursuant to a Small Business Administration Economic Injury Disaster Loan. As of December 31, 2021 the loan balance was $147,779.

NOTE 4 - DEBT (CONTINUED)

Note payable obligations at December 31, 2021 and 2020 was as follows:

		2021		2020
Note payable to third party. Interest rate of 5% per annum. The interest is due December 31, 2021.	$	-	$	25,000
Loan with Innovate Washington, principal amount of $250,000, The loan has a two year term and a variable interest rate based on the Wall Street Journal published daily rate, plus interest of % on a quarterly basis.		159,500		188,526
Note payable with shareholder, Interest rate of 5% per annum		1,136		5,542
Note payable with Tesla.		38,697		45,115
SBA Disaster Relief loan		147,779		149,000
SBA PPP loan		-		111,792
Note payable with First Interstate Bank, accrued interest of 6.25% and matures June 30, 2021.		-		14,483
Total Note Payable Obligation	**$**	**347,111**	**$**	**540,358**
Year ending December 31,				
2022	$	9,023		
2023		9,023		
2024		9,023		
2025		9,023		
2026		9,023		
Thereafter		301,996		
Note Payable Obligation	**$**	**347,111**		

NOTE 5 - COMMITMENTS AND CONTIGENCIES

Building Lease and Sublease

On June 29, 2017, the Company entered into a lease agreement for commercial space. The term of the lease is two years commencing on October 1, 2017. The monthly base rent is $1,500 for months 1-12 and $2,726 for months 13-24. The Company also agreed to deposit the first and last month of rent in the nonrefundable amount of $4,226. As of December 31, 2021 and 2020, the future minimum lease payments relating to rent on this building are $34,647 and $19,009, respectively. Rent expense was $34,647 and $19,009 for the years ended December 31, 2021 and 2020, respectively.

Employment Agreement

Effective August 1, 2017, the Company entered into an agreement with the Company's Chief Executive Officer granting him an option to purchase 100,000 shares of common stock. He shall receive an option to purchase an additional 100,000 shares on August 1. 2020 and an additional 100,000 shares on August 1, 2021. Each tranche of options will have a ten (10) year life and vest monthly over a 1-year period. The initial option was granted at an exercise price of $l.70 per share. Each subsequent option shall be at the price per share of the most recent issuance of Company stock to a third-party . The option agreement will provide that if there is a change in control then all options will become fully vested immediately prior to the change in control. In the event of a change in control or termination, the Chief Executive Officer is entitled to severance pay in one lump sum. in cash. no later than the tenth (10th) day following termination, in an amount equal to three (3) times the base salary then in effect.

On January 17, 2018 the Company entered into a technology, license manufacture and co-branding agreement for a term of two years and shall automatically renew for an additional 1 year term unless terminated. The agreement calls for the purchase of product at a to be agreed upon price as well as provides for licensing fees to the Company for use of their technology.

On February 1, 2018, the Company entered into a contribution agreement to acquire 25% interest of the membership interest of Phirst Technologies, LLC. The Company contributed all of its ownership interest in certain specified assets and services per the agreement in exchange for its membership interest.

On March 1, 2018, the Company entered into a non-recurring engineering agreement and purchase order commitment with Phirst Technologies, LLC. The Company is to receive a total of $750,000 if it meets certain milestones.

NOTE 6 - STOCKHOLDERS' DEFICIT

Conversion of Limited Liability Company to Corporation

Pursuant to the Company's becoming a Delaware corporation effective 1, 2017, the Company had a total of 75,000,000 shares of authorized stock, with a par value $0.0001 of per share. The founders of the LLC received 3,000,000 shares of Class A Common Stock based on their pro-rata ownership in the LLC of 30,000 units.

Conversion of Limited Liability Company to Corporation (Continued)

On June 17, 2017, the Company filed amended and restated the articles of incorporation with the state of Delaware. The amended and restated articles designated that out of the 75,000,000 shares of stock authorized to be issued by the Company, 15,000,000 shares will be Preferred Stock, par value $0.0001 per share, 40,000,000 shares will be designated Class A Voting Common Stock, par value $0.0001 per share, and 20,000,000 shares shall be designated Class B Non-Voting Common Stock, par value $0.0001 per share. Except for voting rights, Class A and Class B Common Stock have identical rights and preferences.

On July 27, 2018, the Company filed a second amended and restated articles of incorporation with the state of Delaware. The second amended and restated decrease the number of shares of stock authorized to be issued by the Company to be issued by the Company to 12,000,000 consisting of 2,000,000 shares of Preferred Stock, par value $0.0001 per share, 5,000,000 shares of Class A Common Stock (..Class A Common Stock'"), par value S0.0001 per share and 5.000.000 shares of C lass B Non-Voting Common Stock ("'C lass B Common Stock"), par value $0.0001 per share. The Class A Common Stock shall be entitled to one vote for each share on each matter voted on at the shareholders' meetings, and, except as may be otherwise required by applicable law, the Class B Common Stock shall have no voting rights and is not entitled to vote separately on a plan of merger or a plan of conversion. Except for voting rights. Class A and B Common Stock have identical rights and preferences.

Common Stock Issuance and Sale of LLC Units

On February 14, 2017, the Company received $200,000 in proceeds from a third-party in exchange for 2,000 LLC units which converted to 200,000 shares of Class A Common Stock on March 1, 2017.

During 2017, the Company issued 17,928 shares of Class B Common Stock as compensation valued at $1.70 per share. These shares were issued for services to both an outside vendor and employees . The Company valued the common stock based on the most recent sales of common stock to third parties.

NOTE 6 - STOCKHOLDERS' DEFICIT (CONTINUED)

Common Stock Issuance and Sale of LLC Units (continued)

The Company commenced a Regulation Crowd funding offering through StartEnginc, a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company sold 179,279 and 265,038 of Class B Common Stock for gross proceeds of $1,411,492 and $ 447,738 for the years ended December 31, 2021 and 2020 respectively.

Equity Incentive Plan

On February 28, 2017, the Company authorized the 2017 Equity Incentive Plan (which may be referred to as the '"Plan"). The Company reserved 600,000 shares of its Class A Common Stock pursuant to the Plan. which pro, des for the grant of shares of stock options. stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award. As of December 31, 2021 and 2020, 107,500 shares are still available to be issued under the Plan.

Stock Options

The Company granted 272,000 stock options under the Plan to various employees with a total grant date fair value of approximately $369,208. The granted options had an exercise price of $l.70, expire in ten years, and ranged from 1 year vesting, to vesting over a five-year period. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

	December 31, 2021	December 31, 2020
Expected Life (years)	5.5-6.5%	5.5-6.5%
Risk-free interest rate	2.45-2.87%	2.45-2.87%
Expected volatility	75%	75%
Annual dividend yield	0%	0%

NOTE 6 - STOCKHOLDERS' DEFICIT (CONTINUED

Stock Options

The risk free interest rate assumption for granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options. The expected term of the employee stock options is calculated using the simplified method which takes into considered the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock. and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred .

A summary of the Company's stock options activity and related information is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted average Remaining Contractual Term
Outstanding at December 31, 2020	465,418	$ 1.70	9.19
Granted	-	-	-
Exercised	-	-	-
Expiration/Cancelled	-	-	-
Outstanding at December 31, 2021	465,418	$ 1.70	8.69
Exercisable at December 31, 2021	182,918	$ 1.70	8.54
Exercisable at December 31, 2020	182,918	$ 1.70	9.04

Stock option expense for the years ended December 31, 2021 and 2020 was $0 and $0, respectively. The unrecognized stock option expense is $0 and $0, respectively.

NOTE 6 - STOCKHOLDERS' DEFICIT (CONTINUED)

Warrants (Continued)

In 2017, the Company granted 207,000 warrants to various advisors exercisable into 207,000 shares of common stock. The granted warrants had an exercise price of $0.01 to $1.70 and expire in ten years. Of the warrants issued, 7,000 vest immediately, and 200,000 vest upon options being exercised under the 2017 Equity Incentive Plan at a ratio of one (1) warrant for every four (4) shares being issued. As of December 31, 2021 and 2020, it is not probable the warrants will vest and therefore no compensation expense has been recognized. The 7,000 warrant were valued using the Black-Scholes pricing model as indicated below:

	December 31, 2021	December 31, 2020
Expected Life (years)	10	10
Risk-free interest rate	0.95%	0.95%
Expected volatility	75%	75%
Annual dividend yield	0%	0%

The warrants were valued similar to the stock options disclosed above. During the years ended December 31, 2021 and 2020, the Company expensed $0 and $0 related to these warrants respectively.

	Number of Shares	Weighted Average Exercise Price	Weighted average Remaining Contractual Term
Outstanding at December 31, 2020	207,000	$ 1.70	9.50
Granted	-	-	-
Exercised	-	-	-
Expiration/Cancelled	-	-	-
Outstanding at December 31, 2021	207,000	$ 1.70	9.00
Exercisable at December 31, 2020	7,000	$ 0.07	9.50

NOTE 6 - STOCKHOLDERS' DEFICIT (CONTINUED)

Earnings Per Share

The following table represents the Company's earnings per share for 2021 and 2020:

	2021	**2020**
Numerator:		
Net Loss	$ (807,724)	$ (807,724)
Denominator:		
Weighted average basic shares outstanding	4,205,686	4,205,686
Effect of dilutive securities	-	-
Weighted average diluted shares	4,205,686	4,205,686
Basic earnings per share	$ (0.19)	$ (0.06)
Diluted earnings per share	$ (0.19)	$ (0.06)

NOTE 7 - INCOME TAXES

The following table presents the current and deferred income tax provision for federal and state income taxes for years ended December 31, 2021 and 2020 (rounded to "000,s):

	2021	2020
Income tax benefit attributable to:		
Net loss	$ (801,350)	$ (801,350)
Valuation allowance	801,350	801,350
Net provision for income tax	$ -	$ -

The major components of the deferred taxes are as follows at December 31, 2021 and 2020 (rounded to '000's):

	2021	2020
Deferred tax asset attributable to:		
Net operating loss carryover	$ 1,077,932	$ 1,077,932
Valuation allowance	(1,077,932)	(1,077,932)
Net deferred tax asset	$ -	$ -

NOTE 8 - RELATED PARTY TRANSACTIONS

On July 31, 2017, the Company entered into a promissory note in which the Company loaned $86,000 to one of the Company's Chief Executive Officers for personal use. The note was amended on July 26, 2018 to accrue interest on the unpaid balance at a rate of 2% per annum beginning July 31, 2017. The full balance of this note including accrued interest and late fees is due and payable on December 31, 2022. As at December 31, 2021 and 2020, $67,655 and $67,655 of this note was due to the Company.

NOTE 9 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2021 through April 12, 2022, the issuance date of the financial statements.

The Company raised approximately $112,664 through StartEngine by issuing 14,308.

The Company intends to raise funds through StartEngine in 2022.

END OF REPORT

XCRAFT ENTERPRISE, INC.

FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2020 AND 2019

XCRAFT ENTERPRISES, INC.

TABLE OF CONTENTS



PARTNERS
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
XCraft Enterprises, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of XCraft Enterprises, Inc. which comprise of the balance sheets as of December 31, 2020 and 2019, and the related statements of income, shareholder's equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we obtained is sufficient and appropriate to provide a basis for our audit opinion.



PARTNERS
Certified Public Accountants

15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

Opinion

In our opinion, the financial statements referred to above previously present fairly, in all material respects, the financial position of XCraft Enterprises, Inc., as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

BAS Partners LLC

Pembroke Pines, Florida
April 26 , 2021

Assets

Current assets		2020		2019
Cash	$	10,465	$	33,392
Accounts receivables		27		47,450
Inventory		30,854		80,888
Other current asset		639		283,048
Total current assets		41,985		444,778
Property and equipment, net		46,841		10,244
Intangible assets, net		79,341		85,187
Related party receivables		67,655		68,432
Other assets		3,051		3,051
Total assets	$	**238,873**	$	**611,692**

Liabilities and stockholders' deficit

Current liabilities				
Accounts payables and accrued expenses	$	459,777	$	341,835
Deferred revenue		523,943		536,722
Line of credit		39,669		191,469
Note payable - current		212,032		34,362
Total current liabilities		1,235,421		1,104,388
Note payable - net of current		328,326		228,009
Total liabilities		1,563,747		1,332,397

Commitment and contingencies

Stockholders' Deficit

Class A voting stock		353		353
Class B voting stock		131		68
Additional paid in capital		2,743,590		2,283,668
Accumulated deficit		(4,068,948)		(3,004,794)
Total stockholders' deficit		(1,324,874)		(720,705)
Total liabilities and stockholders' deficit	$	**238,873**	$	**611,692**

The accompanying notes are an integral part of these financial statements.

XCRAFT ENTERPRISES, INC.

STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
Revenues	$ 75,302	$ 680,677
Cost of sales	88,255	13,458
Gross profit (loss)	(12,953)	667,219
Operating Expenses:		
General and administration	1,097,273	1,153,711
Sales and marketing	29,993	97,583
Research and development	25,854	163,215
Total operating expenses	1,153,120	1,414,509
Operating loss	(1,166,073)	(747,290)
Other (income)expenses:		
Interest expense	30,869	43,134
Other expense	37,680	7,986
Gain on settlement	-	(9,314)
Other income	(170,504)	-
Total Other (income)expenses	(101,955)	60,434
Net loss	$ (1,064,118)	$ (807,724)

The accompanying notes are an integral part of these financial statements.

XCRAFT ENTERPRISES, INC.
STATEMENT OF SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	Class A - Common		Class B - Common		Additional Paid - in - Capital	Accumulated Deficit	Total Shares Deficit
	Shares	Amount	Shares	Amount			
Balance at 12/31/2018	3,526,250	$ 353	679,436	$ 68	$ 1,835,930	$ (2,197,070)	$ (360,719)
Common stock issued			265,038	27	477,711		447,738
Common stock issuance costs							-
Net loss						(807,724)	(807,724)
Balance at 12/31/2019	**3,526,250**	**$ 353**	**944,474**	**$ 95**	**$ 2,283,641**	**$ (3,004,794)**	**$ (720,705)**
Common stock issued			358,406	36	516,659		516,659
Common stock issuance cost					(56,710)		(56,710)
Net Loss						(1,064,118)	(1,064,118)
Balance at 12/31/2020	**3,526,250**	**$ 353**	**1,302,880**	**$ 131**	**$ 2,743,590**	**$ (4,068,912)**	**$ (1,324,874)**

The accompanying notes are an integral part of these financial statements.

5

XCRAFT ENTERPRISES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

	2020	2019
CASHFLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (1,064,118)	$ (807,724)
Adjustments to reconcile net loss to net cash used in operations:		
Depreciation	12,222	12,222
Amortization	6,390	6,390
Deposit written off	285,800	
Forgiveness of debt	(170,504)	-
Change in operating assets and liabilities		
Accounts receivables	47,423	116,399
Inventory	50,034	-
Accounts payables	284,511	200,235
Deferred revenues	(12,779)	(1,119)
Net cash used in operating activities	(561,021)	(499,246)
CASHFLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(48,819)	(6,679)
Purchase of intangible assets	-	(14,725)
Related party receivables	777	(639)
Net cash used in investing activities	(48,042)	(22,044)
CASHFLOWS FROM FINANCING ACTIVITIES:		
Proceeds (repayments) -line of credit	(151,800)	50,470
Proceeds from loan	277,987	-
Proceeds from sale of common stock	516,659	447,738
Offering costs	(56,710)	-
Net cash provided by financing activities	586,136	498,208
Change in cash and cash equivalents	(22,927)	2,569
Cash and cash equivalents, beginning of year	33,392	30,823
Cash and cash equivalents, end of year	$ 10,465	$ 33,392
Supplemental disclosure of cash flow information		
Cash paid for interest	$ 30,869	$ 43,134

The accompanying notes are an integral part of these financial statements.

NOTE 1 –DESCRIPTION OF BUSINESS

XCraft Enterprises, Inc. was formed on September 23, 2014 ("Inception") as XCraft Enterprises, LLC. On February 28, 2017, the Company converted to a Delaware Corporation. The Company's headquarters are located in Coeur d'Alene, Idaho. The financial statements of XCraft Enterprises, Inc. (the Company).

The Company has developed uniquely designed Unmanned Aerial Vehicles ("UAV" or "Drones") which are specifically engineered to deliver vertical take-off and landing, and high efficiency and speed in their in flight performance.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The Company's financial statements presented are prepared in accordance with the accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of the financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to estimates and assumptions include the carrying value of fixed asset and accounts receivables. Actual results could differ significantly from such estimates.

Cash and cash equivalents

Cash and cash equivalents consist of demand deposits at banks and highly liquid deposits at banks with an original maturity of three months or less.

Account receivables

Accounts receivable are recorded at invoiced amounts. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable balance. The Company historically has had substantially all of their accounts receivable paid in full.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fixed asset

Fixed assets are recorded as cost. Major improvements and betterments are capitalized while maintenance, repairs and minor renewals are charged to expense as incurred. Upon sale or retirement of depreciable property, the related cost and accumulated depreciation are removed from the accounts and resulting gains or losses are recognized in operations. Depreciation is computed on the straight line method.

Inventories

Inventories consist primarily of finished good products which consist primarily of Drones. Inventories are recorded at the lower of cost or market, using the first in first out method (FIFO). As of December 31, 2020 and 2019 inventories was $30,854 and $88,888, respectively.

The Company has expended $285,800 for deposits on inventory which are included in other current assets in the accompanying balance sheets for 2019. The amount was written off in 2020.

Intangible Assets

Intangible assets are amortized over the respective estimated lives, unless the lives are determined to be indefinite and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. Impairment testing companies compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Intangible Assets (Continued)

The Company capitalizes patent filing fees, and it expenses legal fees, in connection with internally developed pending patents. The Company also will capitalize patent defense costs to the extent these costs enhance the economic value of an existing patent. Patents are amortized over the expected period to de benefited, not to exceed the patent lives, which may be as long as 15 years. At December 31, 2020 and 2019, Intangible assets was $79,341 and $85,187, respectively. Amortization expense related to patent was $6,390 and $6,390, respectively.

Impairment of Long-Lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable.

For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value.

Software

The Company applies the principle of ASC 985-20, Software Costs of Computer Software to Be Sold. ASC 985-20 requires that software development costs incurred in conjunction with product development be charged to research and development expense until technological feasibility is established When the software is part of a product or process, not only does technological feasibility need to be established, but the associated hardware must also be out of the development stage. Software development costs include payments made to independent software developers under development agreements, as well as direct costs incurred internally. With our current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when we believe capitalized costs are not recoverable, we expense the amounts as part of cost of sales . To date, management has not capitalized any such costs.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Product Warranty Costs

The Company provides 30 day warranties only to ensure its products are free from defects in material or workmanship and is subject to the Company's return policy. We also provide an optional 6-month extended warranty on the motor. In estimating its future warranty obligations, the Company considers various relevant factors, including the Company's stated warranty policies and practices, the historical frequency of the claims and the cost to replace or repair its products under warranty. Historically, extended warranty sales have been negotiable, warranty costs have been minimal and the related expense has been recorded at the time the warranty service is performed; accordingly, no warranty reserve has been recorded at December 31, 2020 and 2019.

Accounting for Convertible Notes and Securities with Beneficial Conversion Features

The Company reviews the terms of convertible debt and equity instruments it issues to determine whether there arc derivative financial instruments, including an embedded conversion option that is required to be bifurcated and accounted for separately as a derivative financial instrument. In circumstances where a host instrument contains more than one embedded derivative instrument, including a conversion option, that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument. The discount from the face value of the convertible debt, together with the stated interest on the instrument, is amortized over the life of the instrument through periodic charges to interest expense, using the effective interest method.

Revenue Recognition

The Company has adopted Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, which amended *Revenue from Contracts with Customers (Topic 606)* of the Accounting Standards Codification. As part of the adoption of the new standard, the Company elected the following transition practical expedients:

(i)   to apply the new standard only to contracts that are not completed as of January 1, 2019; and

(ii)   to reflect the aggregate effect of all contract modifications prior to January 1, 2019 in identifying satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price. Because contract modifications are minimal, there is not a significant impact as a result of electing these practical expedients.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

The Company recognizes revenue related to sales of products (i) persuasive evidence of an arrangement exists. (ii} delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or detem1inable. and (iv) collectability is reasonably assured. The Company typically records revenues when the product is shipped to the customer. Taxes collected from customers and remitted to governmental authorities are presented in the statements of operations on a net basis .

Revenue recognition is deferred in all instances where the earnings process is incomplete based on the criteria listed above. Management provides for sales returns and allowances in the same period as the related revenues are recognized. Management bases their estimates on historical experience.

The Company has undertaken various pre-sale crowd funding campaigns and pre-sales through the Company's website. The pre-sale of our products through a crowd funding campaign or our website are deferred until the related product is shipped For the years ended December 31, 2020 and 2019, the Company deferred $523,943 and $536,722, respectively of such pre-sales and included this in deferred revenue in the accompanying balance sheets.

Shipping and Handling Costs

Costs incurred for shipping and handling are included in cost of sales at the time the related revenue is recognized. Amounts billed to a customer for shipping and handling are reported as an increase in revenue.

Advertising

The Company expenses the cost of advertising and promotions as incurred. Advertising expenses for the years ended December 31, 2020 and 2019 was $25,407 and $20,412.

Research and Development

We incur research and development costs during the process of researching and developing our technologies and future offerings. Our research and development costs consist primarily of third-party product design consultants. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant dale. based on the estimated fair value of the award. and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the dale of grant using the Black -Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the value of the Company's common stock, option, or warrant on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. Stock-based compensation totaling $0 and $0 was included in general and administration expense for the years ended December 31, 2020 and 2019, respectively.

Income taxes

The Company will be taxed as a corporation. Accordingly, the Company applies ASC 740 Income Taxes ("AS C 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes (continued)

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits. As of December 31, 2020 and 2019, there was $0 and $0 in excess of the FDIC limit respectively.

Risks and Uncertainties

In January 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases

The Company has adopted the provisions of Accounting Standards Codification ("ASC") 842, "Leases," and its amendments. In adopting the standard, the Company used the additional, optional transition method which allows entities to initially apply the new standard by recognizing a cumulative-effect adjustment to the opening balance of retained earnings at the date of adoption. ASC 842 establishes comprehensive accounting and financial reporting requirements for leasing arrangements, supersedes the existing requirements in ASC 840, "Leases", and requires lessees to recognize substantially all lease assets and lease liabilities on the balance sheet. Prior period amounts and disclosures were not adjusted and continue to be reported under ASC 840. In applying the new standard, there was no material impact to the financial statements.

Recent Pronouncements Not Yet Adopted

In December 2019, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2019-12, "Simplifying the Accounting for Income Taxes." The ASU intends to enhance and simplify aspects of the income tax accounting guidance in ASC 740, "Income Taxes" as part of the FASB's simplification initiative. This guidance is effective for fiscal years and interim periods within those years beginning after December 15, 2020 with early adoption permitted. The Company is currently evaluating the impact this guidance may have on our the Financial Statements.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements

The Company reports its fair value measures using a three-level hierarchy that prioritizes the inputs used to measure fair value. This hierarchy, established by GAAP, requires that entities maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs used to measure fair value are as follows:

- Level 1. Quoted prices for identical assets or liabilities in active markets to which the organization has access at measurement date.

- Level 2. Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include:

  I.   quoted prices for similar assets or liabilities in active markets;
  II. quoted prices for identical or similar assets in markets that are not active;

  III. observable inputs other than quoted prices for asset or liability (for example, interest rates and yield curves); and

  IV. inputs derived principally from, or corroborated by, observable market data by correlation or by other means.
- Level 3. Unobservable inputs for asset or liability. Unobservable inputs should be used to measure the fair value to the extent that observable inputs are not available.

When available the Company measures fair value using level 1 inputs because they generally provide the most reliable evidence of fair value. The primary use of fair value measures in the financial statements is the initial measurement of cash and cash equivalents.

NOTE 3 — FIXED ASSET

	2020	2019
Furniture and fixtures	$ 11,335	$ 11,335
Computers and software	22,492	22,454
Tolls and equipment	34,635	34,524
Vehicles	48,670	-
Marketing displays	6,168	6,168
Total Fixed Asset	123,300	74,481
Accumulated Depreciation	(76,459)	(64,237)
	$ 46,841	$ 10,244

Depreciation expense for the years ended December 31, 2020 and 2019 was $12,222 and $12,222.

NOTE 4 — DEBT

Promissory Note

On June 30, 2017. the Company entered into a promissory note with a bank with a principal amount of $35,000 at 6.25% interest per annum with the balance and accrued interest due upon maturity of June 15, 2019. This loan was used to satisfy the balance on the line of credit for which was with the same bank. On June 12, 2019. the maturity date was extended to June 15, 2021 with monthly payments of $913. As of December 31, 2020 and 2019, $14,483 and $22,152 of this note is classified as short and long-term. respectively.

Revolving Loan Agreement

On December 28, 2017, the Company entered into a revolving loan agreement in which the lender agrees to lend a sum up to $100,000 from time-to-time. The unpaid principal amount of an advance shall bear interest prior to its scheduled maturity date at the prevailing market rate as agreed upon between the Lender and Borrower at the time of the Advance, 6.5% at December 31, 2017. Interest prior to the scheduled maturity date shall accrue monthly on the last day of each calendar month commencing with the first of such dates to occur after the funding date and continuing until the scheduled maturity date. This agreement shall terminate on December 31, 2019. In June of 2019, the Company received its first funds of $50,000 from this revolving loan. The revolving loan is secured by 200,000 of the Chief Executive Officers shares of Class A Common Stock common stock. As of December 31, 2020 and 2019, the Company has received $150,000 this revolving loan respectively. During the year ended December 31, 2020, the entire revolving loan was forgiven, and the Company recorded a gain on forgiveness of $150,000 in the statements of income.

NOTE 4 - DEBT (CONTINUED)

Line of Credit

In March 2017, the Company entered into a line of credit agreement with a financial institution. The advances incur interest at the Wall Street Journal prime rate plus 5% per annum. (4.5% at December 31, 2019 and 2018). The principal balance of all advances, together with accrued but unpaid interest on such advances and all outstanding fees and charges, shall be payable on demand. This line of credit is secured by an interest in all of the Company's depository account balances, cash and any other property now or hereafter in the possession of or under the control of the financial institution. In addition, the Company's CEO is guarantor under the line of credit. As of December 31, 2020 and 2019, the balance for this line of credit was $39,669 and $42,290, respectively.

Note Payable

On February 6, 2018, the Company entered into a working capital loan for the amount of $250,000 with a term of two years and a variable interest rate based on the Wall Street Journal published daily rate plus 5% adjusted on a quarterly basis and fees of $3,750 due at closing. The loan was collateralized by a perfected second lien interest on all Company assets. The Company has drawn on all funds related to this loan. As of December 31, 2020 and 2019, the loan has outstanding balance of $188,526 and $215,219, respectively.

SBA Loans

In May 2020, the Company received $111,792 in proceeds pursuant to the Payroll Protection Program.

In June 2020, the Company received $149,900 in proceeds pursuant to a Small Business Administration Economic Injury Disaster Loan.

NOTE 4 - DEBT (CONTINUED)

Note payable obligations at December 31, 2020 and 2019 was as follows:

		2020	2019
Note payable to third party. Interest rate of 5% per annum. The interest is due December 31, 2020.	$	25,000	$ 25,000
Loan with Innovate Washington, principal amount of $250,000, The loan has a two year term and a variable interest rate based on the Wall Street Journal published daily rate, plus interest of % on a quarterly basis.		188,526	215,219
Note payable with shareholder, Interest rate of 5% per annum		5,542	-
Note payable with Tesla.		45,115	-
SBA Disaster Relief loan		149,900	-
SBA PPP loan		111,792	-
Note payable with First Interstate Bank, accrued interest of 6.25% and matures June 30, 2021.		14,483	22,152
Total Note Payable Obligation		**$ 540,358**	**$262,371**
Year ending December 31,			
2021	$	212,032	
2022		9,023	
2023		9,023	
2024		9,023	
2025		9,023	
Thereafter		292,234	
Note Payable Obligation	$	**540,358**	

NOTE 5 - COMMITMENTS AND CONTIGENCIES

Building Lease and Sublease

On June 29, 2017, the Company entered into a lease agreement for commercial space. The term of the lease is two years commencing on October 1, 2017. The monthly base rent is $1,500 for months 1-12 and $2,726 for months 13-24. The Company also agreed to deposit the first and last month of rent in the nonrefundable amount of $4,226. As of December 31, 2020 and 2019, the future minimum lease payments relating to rent on this building are $0 and $19,009, respectively. Rent expense was $19,009 and $21,487 for the years ended December 31, 2020 and 2019, respectively.

Employment Agreement

Effective August 1, 2017, the Company entered into an agreement with the Company's Chief Executive Officer granting him an option to purchase 100,000 shares of common stock. He shall receive an option to purchase an additional 100,000 shares on August 1. 2019 and an additional 100,000 shares on August 1, 2020. Each tranche of options will have a ten (10) year life and vest monthly over a 1-year period. The initial option was granted at an exercise price of $1.70 per share. Each subsequent option shall be at the price per share of the most recent issuance of Company stock to a third-party . The option agreement will provide that if there is a change in control then all options will become fully vested immediately prior to the change in control. In the event of a change in control or termination, the Chief Executive Officer is entitled to severance pay in one lump sum. in cash. no later than the tenth (10th) day following termination, in an amount equal to three (3) times the base salary then in effect.

On January 17, 2018 the Company entered into a technology, license manufacture and co-branding agreement for a term of two years and shall automatically renew for an additional 1 year term unless terminated. The agreement calls for the purchase of product at a to be agreed upon price as well as provides for licensing fees to the Company for use of their technology.

On February 1, 2018, the Company entered into a contribution agreement to acquire 25% interest of the membership interest of Phirst Technologies, LLC. The Company contributed all of its ownership interest in certain specified assets and services per the agreement in exchange for its membership interest.

On March 1, 2018, the Company entered into a non-recurring engineering agreement and purchase order commitment with Phirst Technologies, LLC. The Company is to receive a total of $750,000 if it meets certain milestones.

NOTE 6 - STOCKHOLDERS' DEFICIT

Conversion of Limited Liability Company to Corporation

Pursuant to the Company's becoming a Delaware corporation effective 1, 2017, the Company had a total of 75,000,000 shares of authorized stock, with a par value $0.0001 of per share. The founders of the LLC received 3,000,000 shares of Class A Common Stock based on their pro-rata ownership in the LLC of 30,000 units.

Conversion of Limited Liability Company to Corporation (Continued)

On June 17, 2017, the Company filed amended and restated the articles of incorporation with the state of Delaware. The amended and restated articles designated that out of the 75,000,000 shares of stock authorized to be issued by the Company, 15,000,000 shares will be Preferred Stock, par value $0.0001 per share, 40,000,000 shares will be designated Class A Voting Common Stock, par value $0.0001 per share, and 20,000,000 shares shall be designated Class B Non-Voting Common Stock, par value $0.0001 per share. Except for voting rights, Class A and Class B Common Stock have identical rights and preferences.

On July 27, 2018, the Company filed a second amended and restated articles of incorporation with the state of Delaware. The second amended and restated decrease the number of shares of stock authorized to be issued by the Company to be issued by the Company to 12,000,000 consisting of 2,000,000 shares of Preferred Stock, par value $0.0001 per share, 5,000,000 shares of Class A Common Stock (..Class A Common Stock'"), par value S0.0001 per share and 5.000.000 shares of C lass B Non-Voting Common Stock ('"C lass B Common Stock"), par value $0.0001 per share. The Class A Common Stock shall be entitled to one vote for each share on each matter voted on at the shareholders' meetings, and, except as may be otherwise required by applicable law, the Class B Common Stock shall have no voting rights and is not entitled to vote separately on a plan of merger or a plan of conversion. Except for voting rights. Class A and B Common Stock have identical rights and preferences.

Common Stock Issuance and Sale of LLC Units

On February 14, 2017, the Company received $200,000 in proceeds from a third-party in exchange for 2,000 LLC units which converted to 200,000 shares of Class A Common Stock on March 1, 2017.

During 2017, the Company issued 17,928 shares of Class B Common Stock as compensation valued at $1.70 per share. These shares were issued for services to both an outside vendor and employees . The Company valued the common stock based on the most recent sales of common stock to third parties.

NOTE 6 - STOCKHOLDERS' DEFICIT (CONTINUED)

Common Stock Issuance and Sale of LLC Units (continued)

The Company commenced a Regulation Crowd funding offering through StartEnginc, a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company sold265,038 and 32,097 of Class B Common Stock for gross proceeds of $447,738 and $294,831 for the years ended December 31, 2020 and 2019 respectively.

Equity Incentive Plan

On February 28, 2017, the Company authorized the 2017 Equity Incentive Plan (which may be referred to as the "'Plan"). The Company reserved 600,000 shares of its Class A Common Stock pursuant to the Plan. which pro, des for the grant of shares of stock options. stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award. As of December 31, 2020 and 2019, 107,500 shares are still available to be issued under the Plan.

Stock Options

The Company granted 272,000 stock options under the Plan to various employees with a total grant date fair value of approximately $369,208. The granted options had an exercise price of $l.70, expire in ten years, and ranged from 1 year vesting, to vesting over a five-year period. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

	December 31, 2020	December 31, 2019
Expected Life (years)	5.5-6.5%	5.5-6.5%
Risk-free interest rate	2.45-2.87%	2.45-2.87%
Expected volatility	75%	75%
Annual dividend yield	0%	0%

NOTE 6 - STOCKHOLDERS' DEFICIT (CONTINUED

Stock Options

The risk free interest rate assumption for granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options. The expected term of the employee stock options is calculated using the simplified method which takes into considered the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock. and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted average Remaining Contractual Term
Outstanding at December 31, 2019	465,418	$ 1.70	9.19
Granted	-	-	-
Exercised	-	-	-
Expiration/Cancelled	-	-	-
Outstanding at December 31, 2020	465,418	$ 1.70	8.69
Exercisable at December 31, 2020	182,918	$ 1.70	8.54
Exercisable at December 31, 2019	182,918	$ 1.70	9.04

Stock option expense for the years ended December 31, 2020 and 2019 was $0 and $0, respectively. The unrecognized stock option expense is $0 and $0, respectively.

NOTE 6 - STOCKHOLDERS' DEFICIT (CONTINUED)

Warrants (Continued)

In 2017, the Company granted 207,000 warrants to various advisors exercisable into 207,000 shares of common stock. The granted warrants had an exercise price of $0.01 to $1.70 and expire in ten years. Of the warrants issued, 7,000 vest immediately, and 200,000 vest upon options being exercised under the 2017 Equity Incentive Plan at a ratio of one (1) warrant for every four (4) shares being issued. As of December 31, 2020 and 2019, it is not probable the warrants will vest and therefore no compensation expense has been recognized. The 7,000 warrant were valued using the Black-Scholes pricing model as indicated below:

	December 31, 2020	December 31, 2019
Expected Life (years)	10	10
Risk-free interest rate	0.95%	0.95%
Expected volatility	75%	75%
Annual dividend yield	0%	0%

The warrants were valued similar to the stock options disclosed above. During the years ended December 31, 2020 and 2019, the Company expensed $0 and $0 related to these warrants respectively.

	Number of Shares	Weighted Average Exercise Price	Weighted average Remaining Contractual Term
Outstanding at December 31, 2019	207,000	$ 1.70	9.50
Granted	-	-	-
Exercised	-	-	-
Expiration/Cancelled	-	-	-
Outstanding at December 31, 2020	207,000	$ 1.70	9.00
Exercisable at December 31, 2019	7,000	$ 0.07	9.50

NOTE 6 - STOCKHOLDERS' DEFICIT (CONTINUED)

Earnings Per Share

The following table represents the Company's earnings per share for 2020 and 2019:

	2020	2019
Numerator:		
Net Loss	$ (807,724)	$ (807,724)
Denominator:		
Weighted average basic shares outstanding	4,205,686	4,205,686
Effect of dilutive securities	-	-
Weighted average diluted shares	4,205,686	4,205,686
Basic earnings per share	$ (0.19)	$ (0.06)
Diluted earnings per share	$ (0.19)	$ (0.06)

NOTE 7 - INCOME TAXES

The following table presents the current and deferred income tax provision for federal and state income taxes for years ended December 31, 2020 and 2019 (rounded to "000,s):

	2020	2019
Income tax benefit attributable to:		
Net loss	$ (801,350)	$ (801,350)
Valuation allowance	801,350	801,350
Net provision for income tax	$ -	$ -

The major components of the deferred taxes are as follows at December 31, 2020 and 2019 (rounded to '000's):

	2020	2019
Deferred tax asset attributable to:		
Net operating loss carryover	$ 1,077,932	$ 1,077,932
Valuation allowance	(1,077,932)	(1,077,932)
Net deferred tax asset	$ -	$ -

NOTE 8 - RELATED PARTY TRANSACTIONS

On July 31, 2017, the Company entered into a promissory note in which the Company loaned $86,000 to one of the Company's Chief Executive Officers for personal use. The note was amended on July 26, 2018 to accrue interest on the unpaid balance at a rate of 2% per annum beginning July 31, 2017. The full balance of this note including accrued interest and late fees is due and payable on December 31, 2022. As at December 31, 2020 and 2019, $67,655 and $67,243 of this note was due to the Company.

NOTE 9 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2020 through April 62, 2021, the issuance date of the financial statements.

The Company raised approximately $1.07M through StartEngine.

The Company intends to raise funds through StartEngine in 2021.